Mail Stop 4561

February 20, 2007

<u>VIA U.S. MAIL AND FAX (202) 654-3372</u>

Ms. Jie Chen
Chief Executive Officer
Minghua Group International Holdings Limited
8/F East Area
Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

> **Re:** **Minghua Group International Holdings Limited**
> **Form 10-KSB/A for the year ended December 31, 2005**
> **Filed November 21, 2006**
> **File No. 000-30183**

Dear Ms. Chen:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief